PLATINUM GROUP METALS LTD.	Suite 328 - 550 Burrard Street Vancouver, BC, Canada V6C 2B5 P: 604.899.5450 F: 604.484.4710
NEWS RELEASE	No. 07-140 April 26, 2007

WESIZWE PLATINUM TO ACQUIRE AFRICA WIDE

(Vancouver/Johannesburg)  Platinum Group Metals Ltd. (“PTM”) (PTM-TSX; PTMQF-OTCBB) has been advised that its South African  partner in the Western Bushveld Joint Venture, Africa Wide Mineral Prospecting  and Exploration (Pty) Ltd., has accepted an offer for the purchase of their company  from Wesizwe Platinum Ltd. (WEZJ.J). The consideration will be 62,022,901 new Wesizwe common shares at a price of Rand 10.48 per share for total proceeds of Rand 650 million (approximately C$103 million). The transaction is subject to a number of conditions precedent and due diligence. The transaction is also subject to the formal approval of the other partners in the Western Bushveld Joint Venture including PTM (37%) and Anglo Platinum Limited (37%).

Africa Wide currently holds at 26% participating interest in the Western Bushveld Joint Venture as well as a 30% participating interest in the Company’s Tweespalk Project and a 15% interest carried to bankable feasibility on the Company’s War Springs Project.

Should this transaction be approved and closed PTM would welcome Wesizwe to the Western Bushveld Joint Venture as a strong financial and technical partner. Wesizwe is also a broad based black empowerment company.

About PTM

PTM is based in Vancouver BC, Canada and Johannesburg, South Africa. PTM has a management team in both Canada and South Africa, which have successful track records of more than 20 years in exploration, mine discovery, mine construction and mine operations. The Company was formed in 2000 and is focused on the development of platinum operations. PTM holds significant mineral rights in the Northern and Western Bushveld Igneous Complex of South Africa.

PTM is also a significant mineral rights holder in the area surrounding Canada’s only primary platinum and palladium mine near Thunder Bay, Ontario Canada. For further details on the Company, readers are referred to the Company’s web site (www.platinumgroupmetals.net), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

On behalf of the Board of

Platinum Group Metals Ltd.

“R. Michael Jones”

President and Director

For further information contact:
R. Michael Jones, President or John Foulkes, Manager Corporate Development Platinum Group Metals Ltd., Vancouver Tel: (604) 899-5450 / Toll Free: (866) 899-5450	Larry Roth Roth Investor Relations, NJ Tel: (732) 792-2200

The TSX Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

Note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20F, File No. 0-30306, available at our office: Suite 328-550 Burrard Street, Vancouver BC, Canada, V6C 2B5 or from the SEC: 1(800) SEC-0330.